Filed by Voya Variable Portfolios, Inc. (SEC File Nos.: 333-05173; 811-7651) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

July 9, 2019

Voya Investment Management

Client Talking Points

VY® Templeton Global Growth Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 23, 2019	VY® Templeton Global Growth Portfolio	Voya Global Equity Portfolio

The Boards of Directors/Trustees (the “Boards”) of VY® Templeton Global Growth Portfolio (the “Templeton Global Growth Portfolio”) and Voya Global Equity Portfolio (“Voya Global Equity Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Templeton Global Growth Portfolio is required before the Merger may take place.

▪	What is happening?
o	On November 16, 2018, the Boards approved a proposal to merge Templeton Global Growth Portfolio into Voya Global Equity Portfolio.
o	Shareholders of Templeton Global Growth Portfolio were sent a combined proxy statement and prospectus on or about June 7, 2019.
o	A shareholder meeting will be held on or about July 30, 2019.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 23, 2019.
o	Templeton Global Advisors Limited serves as the sub-adviser to Templeton Global Growth Portfolio. Voya Investment Management Co. LLC serves as sub-adviser to Voya Global Equity Portfolio. If the Merger is approved, shareholders of Templeton Global Growth Portfolio will become shareholders of Voya Global Equity Portfolio as of the close of business on or about August 23, 2019.
o	A prospectus supplement was filed on or about November 27, 2018 to notify shareholders of the changes.

July 9, 2019

Client Talking Points

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in May 2018, the Board directed Voya Investments LLC. (“VIL”) to explore options regarding the Portfolio’s future in light of its performance history.
o	VIL proposed Voya Global Equity Portfolio as the survivor due to similarities in investment objectives and investment strategies of each Portfolio.
o	The Advisor noted that the Merger would provide Templeton Global Growth Portfolio shareholders with an immediate benefit through lower gross and net expenses.
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?
	Templeton Global Growth Portfolio	Voya Global Equity Portfolio
Investment Objective	The Portfolio seeks capital appreciation. Current income is only an incidental consideration.	The Portfolio seeks long-term capital growth and current income.

▪	What is the experience of the Voya Investment Management Co. LLC Team?

Voya Global Equity Portfolio is managed by the Voya Investment Management Co. LLC team of Vincent Costa, Peg DiOrio, Steve Wetter, and Kai Yee Wong.

Vincent Costa, CFA

Portfolio Manager

Vincent Costa, CFA, Portfolio Manager, also serves as Head of the global equities team and as portfolio manager for the U.S. and Global active quantitative strategies and the U.S. large cap value portfolios. Mr. Costa joined Voya IM in April 2006 as head of portfolio management for quantitative equity. Prior to joining Voya IM, Mr. Costa managed quantitative equity investments at both Merrill Lynch Investment Management and Bankers Trust Company.

Peg DiOrio, CFA

Portfolio Manager

Peg DiOrio, CFA, Portfolio Manager, is the head of quantitative equities at Voya IM and serves as a portfolio manager for the active quantitative strategies. Prior to joining Voya IM in 2012, she was a quantitative analyst with Alliance Bernstein/Sanford C. Bernstein for sixteen years where she was responsible for multivariate and time series analysis for low volatility strategies, global equities, REITs and options. Previously she was a senior investment planning analyst with Sanford C. Bernstein.

Steve Wetter

Portfolio Manager

Steve Wetter, Portfolio Manager, is responsible for portfolio management of the index, research enhanced index, and smart beta strategies. Mr. Wetter joined Voya IM in April 2012 and prior to that he was a portfolio manager and trader at Mellon Asset Management (2007 – 2009), and Northern Trust (2003 – 2007).

July 9, 2019

Client Talking Points

Kai Yee Wong

Portfolio Manager

Kai Yee Wong, Portfolio Manager, is responsible for the portfolio management of the U.S. and Global active quantitative strategies. Prior to joining Voya IM in 2012, Ms. Wong worked as a senior equity portfolio manager at Northern Trust, responsible for managing various global indices including developed, emerging, real estate, Topix, and socially responsible benchmarks (2003 – 2009).

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Global Equity Portfolio after giving effect to the Reorganization, assume the Reorganization occurred as of the fiscal year ended December 31, 2018. The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. If these fees or expenses were included in the table, the Portfolios’ expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

The advisory agreement between the Adviser and Templeton Portfolio provides for a “bundled fee” arrangement under which the Adviser provides or engages service providers to provide (in addition to the advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The advisory agreement between the

Adviser and Global Equity Portfolio provides for an advisory fee for which the Adviser provides advisory and administrative services only. Other services are provided to Global Equity Portfolio under separate agreements at additional expense. Both Portfolios are responsible for distribution or shareholder servicing plan payments, interest, taxes, investment-related costs, leverage expenses, and extraordinary expenses.

Annual Portfolio Operating Expenses Expenses you pay each year as a % of the value of your investment

		Templeton Portfolio	Global Equity Portfolio	Global Equity Portfolio Pro Forma
Class ADV
Management Fees	%	0.96	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	0.60	0.50	0.50
Other Expenses	%	0.01	0.07	0.07
Acquired Fund Fees and Expenses	%	None	0.01[1]	0.01[1]
Total Annual Portfolio Operating Expenses	%	1.57	1.13	1.13
Waivers and Reimbursements	%	(0.14)[2]	(0.02)[3]	(0.02)[3]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.43	1.11	1.11
Class I
Management Fees	%	0.96	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.01	0.07	0.07

July 9, 2019

Client Talking Points

		Templeton Portfolio	Global Equity Portfolio	Global Equity Portfolio Pro Forma
Acquired Fund Fees and Expenses	%	None	0.01[1]	0.01[1]
Total Annual Portfolio Operating Expenses	%	0.97	0.63	0.63
Waivers and Reimbursements	%	(0.14)[2]	(0.02)[3]	(0.02)[3]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	0.83	0.61	0.61
Class S
Management Fees	%	0.96	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.01	0.07	0.07
Acquired Fund Fees and Expenses	%	None	0.01[1]	0.01[1]
Total Annual Portfolio Operating Expenses	%	1.22	0.88	0.88
Waivers and Reimbursements	%	(0.14)[2]	(0.02)[3]	(0.02)[3]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.08	0.86	0.86
Class S2
Management Fees	%	0.96	0.55	0.55
Distribution and/or Shareholder Services (12b-1) Fees	%	0.40	0.40	0.40
Other Expenses	%	0.01	0.07	0.07
Acquired Fund Fees and Expenses	%	None	0.01[1]	0.01[1]
Total Annual Portfolio Operating Expenses	%	1.37	1.03	1.03
Waivers and Reimbursements	%	(0.14)[2]	(0.02)[3]	(0.02)[3]
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.23	1.01	1.01

1.	Total Annual Operating Expenses may be higher than the Portfolio’s ratio of operating expenses to average net assets shown in the Financial Highlights, which reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

2.	The Adviser is contractually obligated to limit expenses to 1.45%, 0.85%, 1.10%, and 1.25% for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2021. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. This limitation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. The Adviser is contractually obligated to waive 0.018% of the management fee through May 1, 2021. Termination or modification of these obligations requires approval by the Portfolio’s board.

3.	The Adviser is contractually obligated to limit expenses to 1.34%, 0.84%, 1.09%, and 1.24% for Class ADV, Class I, Class S, and Class S2, respectively, through May 1, 2021. This limitation is subject to possible recoupment by the Adviser within 36 months of waiver or reimbursement. In addition, the Adviser is contractually obligated to further limit expenses to 1.10%, 0.60%, 0.85%, and 1.00% for Class ADV, Class I, Class S, and Class S2, respectively, through May 1, 2021. The limitations do not extend to interest, taxes, investment-related costs, leverage expenses, extraordinary expenses, and Acquired Fund Fees and Expenses. Termination or modification of these obligations requires approval by the Board.

▪	How does VY® Templeton Global Growth Portfolio’s performance compare to Voya Global Equity Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the table compares each Portfolio’s performance to the performance of a broad-based securities market

July 9, 2019

Client Talking Points

index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of each Portfolio’s Class ADV shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses. Global Equity Portfolio’s Class I shares performance shown for the period prior to their inception date is the performance of its Class S shares without adjustment for any differences in the expenses between the two classes. If adjusted for such differences, returns would be different. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolios’ performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolios’ past performance is no guarantee of future results.

Global Equity Portfolio’s performance prior to May 1, 2018 reflects returns achieved pursuant to different principal investment strategies. The Portfolio’s performance prior to July 12, 2013 reflects returns achieved pursuant to a different investment objective and principal investment strategies. If the Portfolio’s current objective and strategies had been in place for the prior periods, the performance information shown would have been different.

Templeton Global Growth Portfolio - Calendar Year Total Returns

Templeton Portfolio

Calendar Year Total Returns Class ADV
(as of December 31 of each year)

Best quarter: 2nd 2009, 19.59% and Worst quarter: 3rd 2011, -19.98%

July 9, 2019

Client Talking Points

Global Equity Portfolio - Calendar Year Total Returns

Global Equity Portfolio

Calendar Year Total Returns Class ADV
(as of December 31 of each year)

Best quarter: 2nd 2009, 24.14% and Worst quarter: 1st 2009, -17.03%

▪	Average Annual Total Returns %

(for periods ended December 31, 2018)

Templeton Global Growth Portfolio - Calendar Year Total Returns

Average Annual Total Returns %
(for the periods ended December 31, 2018)

	1 Yr	5 Yrs	10 Yrs	Since Inception	Inception Date
Class ADV %	-14.60	-0.17	7.56	N/A	12/29/06
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A
Class I %	-14.13	0.42	8.26	N/A	04/28/06
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A
Class S %	-14.35	0.18	7.99	N/A	10/21/92
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A
Class S2%	-14.49	0.01	7.82	N/A	09/09/02
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A

1	The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

July 9, 2019

Client Talking Points

Global Equity Portfolio - Calendar Year Total Returns

Average Annual Total Returns %
(for the periods ended December 31, 2018)

	1 Yr	5 Yrs	10 Yrs	Since Inception	Inception Date
Class ADV %	-9.26	3.69	7.44	N/A	01/28/08
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A
Class I %	-8.85	4.15	7.80	N/A	03/05/15
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A
Class S %	-9.11	3.95	7.70	N/A	01/28/08
MSCI World IndexSM1%	-8.71	4.56	9.67	N/A
Class S2%	-9.27	N/A	N/A	2.49	03/05/15
MSCI World IndexSM1%	-8.71	N/A	N/A	3.75

1	The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

The MSCI World IndexSM is a free float-adjusted market capitalization index that is designed to measure global developed market equity performance.

▪	Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither Templeton Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Global Equity Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

Prior to the Closing Date, Templeton Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.

July 9, 2019

Client Talking Points

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Templeton Global Growth Portfolio with and into Voya Global Equity Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute “projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya Global Equity Portfolio carefully before investing. For a free copy of the Voya Global Equity Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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